UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

This report is hereby incorporated by reference to the Post-Effective Amendment to Registration Statement on Form F-3 (File No. 333-164784) of the Company.

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Index to Unaudited Condensed Consolidated Interim Financial Statements

3

China Ceramics Co., Ltd. and Its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Six months ended June 30,
		2012	2011
	Notes	RMB’000	RMB’000

Revenue		813,279	680,188

Cost of sales		(571,650)	(471,448)

Gross profit		241,629	208,740

Other expenses		(483)	(1,062)
Selling and distribution expenses		(5,796)	(5,596)
Administrative expenses	11	(16,731)	(25,190)
Finance costs		(6,341)	(4,170)

Profit before taxation		212,278	172,722

Income tax expense		(54,541)	(46,302)

Profit attributable to shareholders		157,737	126,420

Other comprehensive income
Exchange differences on translation of financial statements of foreign operations		23	(133)
Total comprehensive income for the period		157,760	126,287

Earnings per share for profit attributable to shareholders during the period

Basic (RMB)	9	7.72	6.93
Diluted (RMB)	9	7.72	6.93

The annexed notes form an integral part of and should be

read in conjunction with these Condensed Consolidated Interim Financial Statements

4

China Ceramics Co., Ltd. and Its Subsidiaries

Condensed Consolidated Statements of Financial Position

	Notes	June 30, 2012 RMB’000	December 31, 2011 RMB’000
		(Unaudited)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	7	810,568	843,429
Land use rights		30,932	31,267
Goodwill		3,735	3,735
Deferred tax asset		1,460	-

		846,695	878,431
Current assets
Inventories	8	334,146	291,781
Trade receivables		515,959	473,209
Other receivables and prepayment		7,937	26,377
Cash and bank balances		78,274	42,149

		936,316	833,516

Non-current liabilities
Deferred tax liabilities		1,069	1,087
Interest-bearing bank borrowings		60,000	60,000

		61,069	61,087

Current liabilities
Trade payables		257,243	252,682
Accrued liabilities and other payables		48,362	44,349
Interest-bearing bank borrowings		35,000	125,000
Income tax payable		26,767	35,090

		367,372	457,121

Net current assets		568,944	376,395

Net assets		1,354,570	1,193,739

EQUITY
Share capital	10	137	124
Reserves		1,354,433	1,193,615

Total shareholder’s equity		1,354,570	1,193,739

The annexed notes form an integral part of and should be

read in conjunction with these Condensed Consolidated Interim Financial Statements

5

China Ceramics Co., Ltd. and Its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Share premium	Reverse Recapit-alization reserve	Merger reserve	Share-based payment reserve	Statutory reserve	Retained earnings	Currency translation reserve	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 10)	(Note 10)			(Note 11)

Balance at January 1, 2012	124	659,520	(507,235)	58,989	115,595	94,608	772,637	(499)	1,193,739
Issuance of new shares	13	(13)	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	3,071	-	-	-	3,071
Transactions with owners	137	659,507	(507,235)	58,989	118,666	94,608	772,637	(499)	1,196,810
Net profit for the period	-	-	-	-	-	-	157,737	-	157,737
Other comprehensive income
- Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	23	23
Total comprehensive income for the period	-	-	-	-	-	-	157,737	23	157,760
Balance at June 30, 2012	137	659,507	(507,235)	58,989	118,666	94,608	930,374	(476)	1,354,570

Balance at January 1, 2011	112	659,532	(507,235)	58,989	98,300	62,808	509,998	(265)	882,239
Issuance of new shares	12	(12)	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	9,518	-	-	-	9,518
Transactions with owners	124	659,520	(507,235)	58,989	107,818	62,808	509,998	(265)	891,757
Net profit for the period	-	-	-	-	-	-	126,420	-	126,420
Other comprehensive income
- Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(133)	(133)
Total comprehensive income for the period	-	-	-	-	-	-	126,420	(133)	126,287
Balance at June 30, 2011	124	659,520	(507,235)	58,989	107,818	62,808	636,418	(398)	1,018,044

The annexed notes form an integral part of and should be

read in conjunction with these Condensed Consolidated Interim Financial Statements

6

China Ceramics Co., Ltd. and Its Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Six months ended June 30,
		2012	2011
	Notes	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation		212,278	172,722
Adjustments for
Amortization of land use rights		335	335
Depreciation of property, plant and equipment	7	32,861	20,127
Loss on disposal of property, plant and equipment		-	842
Provision for inventory		5,840	-
Share-based compensation	11	3,071	9,518
Finance costs		6,090	4,170
Interest income		(219)	(335)
Operating profit before working capital changes		260,256	207,379
Increase in inventories		(48,205)	(78,322)
Increase in trade receivables		(42,750)	(152,642)
(Decrease)/increase in other receivables and prepayments		18,440	(9,799)
Increase in trade payables		4,560	67,629
Increase/(decrease) in accrued liabilities and other payables		4,280	(1,551)
Cash generated from operations		196,581	32,694
Interest paid		(6,357)	(4,170)
Income tax paid		(64,341)	(41,620)
Net cash generated from/(used in) operating activities		125,883	(13,096)

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		-	5,509
Acquisition of property, plant and equipment	7	-	(244,464)
Interest received		219	335
Net cash generated from/(used in) investing activities		219	(238,620)

Cash flows from financing activities
Bank borrowings obtained		-	71,200
Repayment of short-term loans		(90,000)	(31,200)
Net cash used in/(generated from) financing activities		(90,000)	40,000

Net increase/(decrease) in cash and cash equivalents		36,102	(211,716)
Cash and cash equivalents, beginning of period		42,149	263,495
Effect of foreign exchange rate differences		23	(133)

Cash and cash equivalents, end of period		78,274	51,646

The annexed notes form an integral part of and should be

read in conjunction with these Condensed Consolidated Interim Financial Statements

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China Ceramics Co., Ltd. and Its Subsidiaries

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operation primarily in People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands. The address of its registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The Company has its primary listing on the NASDAQ Global Market.

2.	BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended June 30, 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with, the audited consolidated financial statements on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission.

The condensed consolidated interim financial statements are presented in RMB, unless otherwise stated. The condensed consolidated interim financial statements have been approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 4, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements for the six months ended June 30, 2012 have been prepared in accordance with the accounting policies adopted in the audited financial statements on Form 20-F for the year ended December 31, 2011, except for the early-adoption of ‘Presentation of Items of Other Comprehensive Income’ (Amendments to IAS 1) effective for annual periods beginning on or after 1 July 2012. The relevant amendments and their effects on the current period and prior periods are described below.

The accounting policies have been applied consistently throughout the Group for the purposes of preparation of the condensed consolidated interim financial statements.

Presentation of Items of Other Comprehensive Income

The Amendments to IAS 1 require entities to group items presented in other comprehensive income (“OCI”) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax then the Amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately.

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4.	ESTIMATES

When preparing the interim financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual financial statements for the year ended December 31, 2011. The only exception is the estimate of the provision for income taxes which is determined in the interim financial statements using the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	SIGNIFICANT EVENTS AND TRANSACTIONS

The Group's management believes that the Group is well positioned despite the continuing difficult economic circumstances. Factors contributing to the Group's strong position are:

•  No significant decline in order intake experienced on larger projects. Further, the Group has long-term relationships with a number of its customers.

•  The Group's major customers have not experienced financial difficulties. The Group considers the credit quality of trade receivables as at June 30, 2012 to be good.

Overall, the Group is in a strong position despite the current economic environment, and has sufficient capital and liquidity to service its operating activities and debt. The Group's objectives and policies for managing capital, credit risk and liquidity risk are described in its recent annual financial statements.

6.	SEASONALITY

The Group’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to regional and local weather, market and in particular, to cyclical variations in construction spending. Typically, sales in the first quarter are the weakest as building construction activity is constrained in the winter months and the PRC Spring Festival period. This is usually followed by an increase in sales in the second quarter, and a peak in the third quarter with warmer weather and increased construction activities. Sales generally slow down in the fourth quarter as weather gets colder.

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7.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Motor vehicles	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost

At January 1, 2012	332,563	612,745	6,548	1,840	953,696
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At June 30, 2012	332,563	612,745	6,548	1,840	953,696

Accumulated depreciation

At January 1, 2012	10,708	94,974	3,384	1,201	110,267
Depreciation charge	3,934	28,563	288	76	32,861
Disposals	-	-	-	-	-
At June 30, 2012	14,642	123,537	3,672	1,277	143,128

Net book amount

At January 1, 2012	321,855	517,771	3,164	639	843,429
At June 30, 2012	317,921	489,208	2,876	563	810,568

	Buildings	Plant and machinery	Motor vehicles	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2011	215,824	320,489	6,548	1,840	544,701
Additions	94,332	213,255	-	-	307,587
Disposals	-	(27,982)	-	-	(27,982)
At June 30, 2011	310,156	505,762	6,548	1,840	824,306

Accumulated depreciation

At January 1, 2011	4,246	77,517	2,776	1,001	85,540
Depreciation charge	2,553	16,941	320	313	20,127
Disposals	-	(21,632)	-	-	(21,632)
At June 30, 2011	6,799	72,826	3,096	1,314	84,035

Net book amount

At January 1, 2011	211,578	242,972	3,772	839	459,161
At June 30, 2011	303,357	432,936	3,452	526	740,271

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8.	INVENTORIES

	As at
	June 30, 2012	December 31, 2011
	RMB’000	RMB’000

Raw material	50,263	51,267
Work in progress	6,228	6,228
Finished goods	277,655	234,286
	334,146	291,781

9.	EARNINGS PER SHARE

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earnings per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Six months ended June 30,
	2012	2011
Income (numerator):
Income attributable to holders of ordinary shares (RMB ‘000):	157,737	126,420

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	20,430,838	18,254,002
Plus: incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	-	-
Weighted average ordinary shares outstanding used in computing diluted income per share	20,430,838	18,254,002

Earnings per share-basic (RMB)	7.72	6.93

Earnings per share-diluted (RMB)	7.72	6.93

For the period ended June 30, 2012, there was no difference in the weighted- average number of ordinary shares used for basic and diluted earnings per ordinary share as the warrants outstanding had no dilutive effect. As of June 30, 2012, there were 2,774,300 warrants outstanding, which could potentially have a dilutive impact in the future. The number of ordinary shares would be 23,205,138 if all of the warrants were exercised.

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10.	SHARE CAPITAL

	Number of Shares	Ordinary shares	Share premium	Total
		RMB’000	RMB’000	RMB’000
Opening balance January 1, 2012	18,254,002	124	659,520	659,644
Issuance of new shares	2,176,836	13	(13)	-
At June 30, 2012	20,430,838	137	659,507	659,644

Opening balance January 1, 2011	16,459,202	112	659,532	659,644
Issuance of new shares	1,794,800	12	(12)	-
At June 30, 2011	18,254,002	124	659,520	659,644

Pursuant to the acquisition agreement signed between the Group and Mr. Wong Kung Tok, 8,185,763 common shares of China Ceramics were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the events certain future earnings and stock price thresholds are achieved. On April 3, 2012, the Group issued 2,176,836 shares to Mr. Wong Kung Tok based on the audited earnings before tax result for the fiscal year 2011.

11.	SHARE-BASED COMPENSATION EXPENSES

On December 27, 2010, the shareholders of the Group approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Group granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015.

Included in administrative expenses, the non-cash share-based compensation expenses was RMB 3.1 million ($ 0.5 million) for the six months ended June 30, 2012, and it is expected that additional non-cash share-based compensation expenses of approximately RMB 5.1 million ($0.8 million) will be incurred from July 2012 to January 2014.

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12.	COMMITMENTS

a.	Operating lease commitments

The Group leases plant buildings, production factories, warehouses and an employees’ hostel from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	Six months ended June 30,
	2012	2011
	RMB’000	RMB’000
Not later than one year	11,560	11,420
Longer than one year and not later than five years	23,404	25,989
	34,964	37,409

b.	Capital commitments

The Group’s capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Six months ended June 30,
	2012	2011
	RMB’000	RMB’000
Property, plant and equipment	-	134,235

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,”“HDL” or “Hengdeli,”“TOERTO”, “WULIQIAO” and “Pottery Capital of Tang Dynasty” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our major products and accounted for over 68.4% of our total revenue in 2011. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring an operating business. Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

We are currently utilizing an aggregate annual production capacity of approximately 56 million square meters out of a potential aggregate annual production capacity of approximately 72 million square meters. The Company plans to bring online additional capacity as determined by market demand. We manufacture our six principal product categories using twelve production lines at two facilities. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2012 and 2011, and has been prepared based on the condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries. The condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IAS 34, Interim financial reporting. The condensed consolidated interim financial statements have been prepared on the historical cost basis.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2011 and 2012.

	Six Months Ended June 30,
RMB (’000)	2011	2012
	(Unaudited)	(Unaudited)
Revenue	680,188	813,279
Cost of sales	(471,448)	(571,650)
Gross profit	208,740	241,629
Other expense	(1,062)	(483)
Selling and distribution expenses	(5,596)	(5,796)
Administrative expenses	(25,190)	(16,731)
Finance costs	(4,170)	(6,341)
Profit before taxation	172,722	212,278
Income tax expense	(46,302)	(54,541)
Profit attributable to shareholders	126,420	157,737

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Description of Selected Income Statement Items

Revenue. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles, ultra-thin tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September. In addition, we have observed that sales are lowest from January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay; and

•	Availability and price of coal.

Clay is a key material for making ceramic tiles, and accounted for approximately 25.9% of our cost of sales in the first six months of 2012. The average price of clay increased 0.9% from approximately RMB 324.2 ($49.6) per ton in the six months ended June 30, 2011 to approximately RMB 327.1 ($51.7) per ton in the six months ended June 30, 2012. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 20.4% of our cost of sales in the six months ended June 30, 2012. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB 1,156.5 ($177.1) per ton in the six months ended June 30, 2011, compared to approximately RMB 1,237.8 ($195.7) per ton in the six months ended June 30, 2012.

Other expenses. Other expenses consist of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings and foreign exchange gain/loss.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, traveling expenses and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses. In the six months ended June 30, 2011 and 2012, administrative expenses included non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan designed to retain directors and senior management.

15

Finance Costs. Finance costs consist of interest expense on bank loans.

Income taxes. Income taxes for the years ended June 30, 2012 and 2011 were RMB 54.5 million ($8.6 million) and RMB 46.3 million ($7.1 million), respectively. The effective tax rate applicable to Hengda and Hengdali was 25% in 2011 and 2012.

Comparison of six months ended June 30, 2012 and June 30, 2011

Revenue. The following table sets forth the breakdown of revenue, by product segment, for the six months ended June 30, 2011 and 2012:

	June 30,
Revenue RMB (’000)	2011	Percentage	2012	Percentage
	(Unaudited)		(Unaudited)
Product Segment
Porcelain	490,625	72.2%	453,095	55.6%
Glazed Porcelain	36,863	5.4%	30,048	3.7%
Glazed	63,946	9.4%	51,038	6.3%
Rustic	55,983	8.2%	207,088	25.5%
Ultra-thin	29,416	4.3%	25,801	3.2%
Polished Glazed	3,355	0.5%	46,209	5.7%
Total	680,188	100.0%	813,279	100.0%

Revenue grew by RMB 133.1 million ($24.6 million), or 19.6%, to RMB 813.3 million ($128.7 million) in the six months ended June 30, 2012, from RMB 680.2 million ($104.1 million) for the six months ended June 30, 2011. The average selling price for ceramic tiles increased by 19.3% to RMB 32.2 ($5.1) per square meter for the six months ended June 30, 2012 from an average selling price of RMB 27.0 ($4.1) per square meter for the six months ended June 30, 2011 due to a change in sales mix, and over-all sales volume increased modestly to approximately 25.3 million square meters for the six months ended June 30, 2012 from 25.2 million square meters for the same period in 2011.

Porcelain tiles. Revenue from porcelain tiles decreased 7.6 % from RMB 490.6 million ($75.1 million) for the six months ended June 30, 2011 to RMB 453.1 million ($71.7 million) for the same period in 2012, representing approximately 55.6% of the total revenue for the period. The decrease was primarily due to the 10.8% decrease of the sales volume caused by the shift in sales mix to rustic tiles and polished glazed tiles that are higher priced, and higher profit margin products. The company found the economic climate in China to be softening and decided to introduce these new high margin products in order to maintain a reasonable profit margin. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 18.4% from approximately RMB 36.9 million ($5.6 million) for the six months ended June 30, 2011 to RMB 30.1 million ($4.8 million) for the same period in 2012. The decrease in revenue resulted from a decrease in sales volume of approximately 19.5% due to changes in customer orders and resulting change in sales mix for the six months ended June 30, 2012.

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Glazed tiles. Revenue from glazed tiles decreased 20.2% from RMB 63.9 million ($9.8 million) for the six months ended June 30, 2011 to RMB 51.0 million ($8.1 million) for the same period in 2012. The sales volumes decreased by 22.0% in the six months ended June 30, 2012 compared to the same period in 2011, due to a change in sales mix to the higher priced and higher profit margin products such as rustic tiles and polished glazed tiles. Glazed tiles have a lower selling price and profit margin than our other products.

Rustic tiles. Revenue from rustic tiles increased 269.8% from RMB 56.0 million ($8.6 million) for the six months ended June 30, 2011 to RMB 207.1 million ($32.7 million) for the same period in 2012 due to the increase in sales volume and average selling price. The sales volume increased 191.3% from 1.3 million square meters for the six months ended June 30, 2011 to 3.9 million square meters for the same period in 2012. The average selling price increased by 27.0% to RMB 53.5 ($8.5) per square meter for the six months ended June 30, 2012 from an average selling price of RMB 42.1($6.5) per square meter for the six months ended June 30, 2011 because the company started to produce some new larger sized and new designs of rustic tiles. The Company has been promoting rustic tiles since the new facilities were opened in Hengdali. The company believes that rustic tiles will become a larger portion of its product mix because of their variety of pattern and texture.

Ultra-thin tiles. Revenue from ultra-thin tiles decreased 12.2% from RMB 29.4 million ($4.5 million) for the six months ended June 30, 2011 to RMB 25.8 million ($4.1 million) for the same period in 2012 due to a decrease in sales volume. The decrease was also because the company shifted production capacity to higher price and higher profit margin products like rustic tiles and polished glazed tiles.

Polished Glazed tiles. Revenue from polished glazed tiles increased from 3.4 million ($0.5 million) for the six months ended June 30 2011 to RMB 46.2 million ($7.3 million) for the same period in 2012. We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. The Company believes that this new product represents both a functional and cost-effective replacement for actual marble or stone materials.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2011 and 2012:

	Six Months Ended June 30,
Cost of Sales RMB (’000)	2011	Percentage	2012	Percentage
	(Unaudited)		(Unaudited)

Porcelain	325,829	69.1%	318,109	55.7%
Glazed Porcelain	31,770	6.7%	26,289	4.6%
Glazed	59,843	12.7%	47,664	8.3%
Rustic	36,087	7.7%	133,277	23.3%
Ultra-thin	15,959	3.4%	15,875	2.8%
Polished Glazed	1,960	0.4%	30,436	5.3%
Total	471,448	100.0%	571,650	100.0%

Cost of sales was RMB571.7 million ($90.4 million) for the six months ended June 30, 2012 compared to RMB 471.4 million ($72.2 million) for the same period in 2011, representing an increase of RMB 100.3 million ($18.2 million), or 21.3%. The increase in cost of sales was primarily due to higher sales volume and an increase in the price of raw materials. For example, the price of coal increased by 7.0% from approximately RMB 1,156.5 ($177.1) per ton in the six months ended June 30, 2011 to approximately RMB 1,237.8 ($195.7) per ton in the six months ended June 30, 2012. The price of clay increased by 0.9% from approximately RMB 324.2 ($49.6) per ton in the six months ended June 30, 2011 to approximately RMB 327.1 ($51.7) per ton in the six months ended June 30, 2012. Of the cost of sales for the second quarter ended June 30, 2012, RMB 5.8 million ($0.9 million) related to a provision for inventory due to inventory with that had remained in our warehouse for an extended period of time.

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Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for the six months ended June 30, 2011 and 2012.

	Six Months Ended June 30,
	2011		2012
RMB (’000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)

Porcelain	164,796	33.6%	134,986	29.8%
Glazed Porcelain	5,093	13.8%	3,759	12.5%
Glazed	4,103	6.4%	3,374	6.6%
Rustic	19,896	35.5%	73,811	35.6%
Ultra-thin	13,457	45.7%	9,926	38.5%
Polished Glazed	1,395	41.6%	15,773	34.1%
All Product	208,740	30.7%	241,629	29.7%

Our gross profit increased 15.8% from RMB 208.7 million ($32.0 million) for the six months ended June 30, 2011 to RMB 241.6 million ($38.2 million) for the same period in 2012. Gross profit margin percentage was 29.7% for the six months ended June 30, 2012, compared to 30.7% for the same period in 2011.

Porcelain tiles. Gross profit for porcelain tiles decreased 18.1% from RMB 164.8 million ($25.2 million) for the six months ended June 30, 2011 to RMB 135.0 million ($21.4 million) for the same period in 2012. Our gross profit margin was 33.6% for the six months ended June 30, 2011 compared to 29.8% for the same period in 2012. The decrease in gross profit was due to the increase in material cost and labor cost. For example, the price of clay increased 0.9% in the six months ended June 30, 2012 compared to 2011, and the price of coal increased 7.0%.

Glazed porcelain tiles. Gross profit for glazed porcelain tiles decreased 25.5% from approximately RMB 5.1 million ($0.7 million) for the six months ended June 30, 2011 to RMB 3.8 million ($0.6 million) for the same period in 2012. Gross profit margin was 13.8% for the six months ended June 30, 2011 compared to 12.5% for the same period in 2012. The decrease in gross profit was due to the change in the sales mix and increase in costs resulting from the increase in raw material prices.

Glazed tiles. Gross profit for glazed tiles decreased 17.1% from RMB 4.1 million ($0.6 million) for the six months ended June 30, 2011 to RMB 3.4 million ($0.6 million) for the same period in 2012. Gross profit margin was 6.4% for the six months ended June 30, 2011 compared to 6.6% for the same period in 2012.

Rustic tiles. Gross profit for rustic tiles increased 270.9% from RMB 19.9 million ($3.1 million) for the six months ended June 30, 2011 to RMB 73.8 million ($11.6 million) for the same period in 2012. Gross profit margin increased modestly from 35.5% for the six months ended June 30, 2011 to 35.6% for the same period in 2012. The increase in gross margin was mostly driven by new large size and new design from our Hengdali facilities. In the six months ended June 30, 2012, the sales of high-end rustic titles products with higher margin increased compared to the same period in 2011, resulting in the increase in gross margin of rustic tiles.

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Ultra-thin tiles. Gross profit for ultra-thin tiles decreased 26.7% from RMB 13.5 million ($2.1 million) for the six months ended June 30, 2011 to RMB 9.9 million ($1.6 million) for the six months ended June 30, 2012. Gross profit margin was 45.7% for the six months ended June 30, 2011 compared to 38.5% for the same period in 2012. The decrease in gross margin was due to the change in the sales mix and increase in costs resulting from the increase in raw material prices.

Polished glazed tiles. Gross profit for polished glazed tiles increased 1,028.6% from RMB 1.4 million ($200,000) for the six months ended June 30, 2011 to RMB 15.8 million ($2.5 million) for the six months ended June 30, 2012. Gross profit margin was 41.6% for the six months ended June 30, 2011 compared to 34.1% for the same period in 2012. Polished glazed tiles are a new product that can serve as a replacement for stone or marble materials. Polished glazed tiles are more technologically difficult to produce, require specific raw materials and are produced in many colors.

The decrease in gross margin was mainly due to the inflated cost of raw materials such as coal. The gross margins of Hengda and Hengdali were 28.0 % and 33.1%, respectively, in the first half of 2012. Rustic tiles were Hengdali’s best-selling product during the six months ended June 30, 2012, contributing 25.5% of the total revenue. The higher margin from products produced at Hengdali was primarily due to higher selling price for such products, and the more efficient equipment at the new factory.

Other expenses. Other expenses decreased 54.5% from RMB 1.1 million ($162,000) for the six months ended June 30, 2011 to RMB 0.5 million ($76,000) for the same period in 2012.

Selling and distribution expenses. Selling and distribution expenses were RMB 5.6 million ($0.9 million) for the six months ended June 30, 2011 compared to RMB 5.8 million ($0.9 million) for the same period in 2012, representing an increase of RMB 0.2 million ($0.06 million), or 3.6%.

Administrative expenses. Administrative expenses were RMB 25.2 million ($3.9 million) for the six months ended June 30, 2011, compared to RMB 16.7 million ($2.6 million) for the same period in 2012, representing a decrease of RMB 8.5 million ($1.3 million), or 33.7%. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 3.1 million ($0.5 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 9.5 million ($1.5 million) in the same period in 2011. It is expected that additional non-cash share-based compensation expenses of approximately RMB 5.1 million ($0.8 million) will be incurred from July 2012 to January 2014.

Finance costs. Finance costs increased 50.0% from RMB 4.2 million ($0.6 million) for the six months ended June 30, 2011 to RMB 6.3 million ($1.0 million) for the same period in 2012. The increase of interest expenses for the six months ended June 30, 2012 was mainly due to an increase in bank loans.

Profit before taxation. Profit before taxation increased 22.9% from RMB 172.7 million ($26.4 million) for the six months ended June 30, 2011 to RMB 212.3 million ($33.6 million) for the same period in 2012. The increase of the profit before taxation was mainly due to higher revenue and lower administrative expenses, partially offset by higher costs of sales.

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Income taxes. We incurred an income tax expense of RMB 46.3 million ($7.1 million) for the six months ended June 30, 2011 compared to RMB 54.5million ($8.6 million) for the same period in 2012, representing an increase of RMB 8.2 million ($1.5 million), or 17.7%, mainly due to the increase in profit before taxation for the six months ended June 30, 2012. Our effective enterprise income tax rate was 26.8% for the six months ended June 30, 2011 and 25.7% for the same period of 2012.

Profit attributable to shareholders. Profit attributable to shareholders increased by 24.8% from RMB 126.4 million ($19.4 million) for the six months ended June 30, 2011 to the RMB 157.7 million ($24.9 million) for the same period in 2012 as a result of the factors described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2011 and 2012:

	Six Months Ended June 30,
RMB (’000)	2011	2012
	(Unaudited)	(Unaudited)
Net cash (used in)/provided by operating activities	(13,096)	125,883
Net cash (used in)/provided by investing activities	(238,620)	219
Net cash provided by/(used in) financing activities	40,000	(90,000)
Net cash flow	(211,716)	36,102
Cash and cash equivalents at beginning of year	263,495	42,149
Effect of foreign exchange rate differences	(133)	23
Cash and cash equivalents at end of period	51,646	78,274

We have historically financed our liquidity requirements mainly through operating cash flow, short-term bank loans and by issuing new shares.

Cash flows from operating activities. Our net cash flow generated from operating activities was RMB 125.9 million ($19.9 million) for the six months ended June 30, 2012, compared with the net cash flow of RMB 13.1 million ($2.0 million) used in operating activities for the six months ended June 30, 2011. The year-over-year increase of RMB 139.0 million ($ 21.9 million) was mainly due to the increase in revenue and the change in the Company’s method of settling sales rebates with its distributors, partially offset by an increase in inventory and income tax. The Company now issues rebates at the time of sale and settles rebates quarterly. Historically, the Company issued rebates at the time of collection of its accounts receivable and settled rebates annually. The Company settled its annual rebates for 2010 and the adopted the new settlement policy in the first quarter of 2011, which caused an increase in cash flow of approximately RMB 45.0 million ($6.6 million) in the first half year of 2012 compared to the same period in 2011.

Cash flows from investing activities. Our cash flows from investing activities was RMB 0.2 million ($0.04 million) due from interest received for the six months ended June 30, 2012, compared to RMB 238.6 million ($ 36.5 million) of cash flow used in investing activities in the same period of 2011, which was primarily due to the acquisition of property, plant and equipment.

Cash flows from financing activities. Net cash used in financing activities was RMB 90.0 million ($14.2 million) due to the repayment of bank borrowings for the six months ended June 30, 2012, as compared to RMB 40.0 million ($6.1 million) cash generated from financing activities for the same period of 2011.

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Inventory and Accounts Receivable. Our inventory turnover rate decreased to 1.82 times for the six months ended June 30, 2012 from 2.18 times for the same period of 2011. The decrease in inventory turnover rate reflects a normal pattern when we introduce a new series of ceramic tiles, in this case some of our porcelain product from Hengdali, which would temporarily be slower moving because we produce a certain amount of the tiles to have available for developers to test, while thereafter the new series would only be produced in accordance with actual customer orders.

The average number of days in which we received payment on our trade receivables was 81 days for the six months ended June 30, 2011 and 94 days as of June 30, 2012. The average turnover days were within the Company’s past normal collection range period.

The major sources of our liquidity for the six months ended June 30, 2012 were cash generated from operations. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes.

Our working capital was RMB 568.9 million ($89.6 million) at June 30, 2012, as compared RMB 268.5 million ($41.5 million) at June 30, 2011. The year-over-year increase of RMB 300.4 million ($ 48.1 million) was mainly due to the increased cash flow generated from operating activities and the absence of any capital expenditures in the first half year of 2012.

Cash and bank balances were RMB 78.3 million ($12.3 million) as of June 30, 2012, as compared to RMB 51.6 million ($8.0 million) at June 30, 2011. The year-over-year increase of RMB 26.7 million ($ 4.3 million) was mainly due to the increased in revenue, resulting from the increase in cash flow generated from operating activities.

As of June 30, 2012, our total outstanding bank loans (both short-term loans and long-term loans) amounted to RMB 95.0 million ($15.0 million) with interest rates in the range of 7.3150% to 7.6475% per annum and maturity dates in the range of September 19, 2012 to August 22, 2014.

In our opinion, our working capital, including our cash, income and cash flows from operations, and financing from short-term bank borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. In the second quarter, we increased inventory to meet the orders expected to be shipped in the third quarter of the year, which is usually the peak season of the year. Also, since the prices of raw materials have been increasing, we have stored additional raw materials for production in the second half of 2012. Our inventory turnover based on the year-end closing inventory balances for the six months ended June 30, 2011 and 2012 are as follows:

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	Six Months Ended June 30,
	2011	2012
	(Unaudited)	(Unaudited)

Inventories (RMB ’000)	255,539	334,146
Inventory turnover (days) (1)	83	99

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

We made a provision for inventory that was aging in the amount of RMB 5.8 million ($ 0.9 million) for the six months ended June 30, 2012.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers; credit terms can vary from customer to customer. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a top 500 brand designation, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days during the six months ended June 30, 2011 and 2012 were as follows:

	Six Months Ended June 30,
	2011	2012
	(Unaudited)	(Unaudited)

Trade receivables (RMB ’000)	435,618	515,959
Trade receivables turnover (days) (1)	81	94

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of two to four months, except that coal suppliers generally extend us credit for a period of about one month. Our average trade and bills payables’ turnover days during the six months ended June 30, 2011 and 2012 were as follows:

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	Six Months Ended June 30,
	2011	2012
	(Unaudited)	(Unaudited)

Trade payables (RMB ’000)	246,011	257,243
Trade payables turnover (days) (1)	81	81

(1)	The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / cost of goods sold) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment were nil for the six months ended June 30, 2012 compared to RMB 244.5 million ($37.4 million) for the same period in 2011.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company had no capital expenditures in the first and second quarters of 2012. Whether the Company engages in capital expenditures in the second half of 2012 will be subject to the business outlook at that time. Management has determined to delay the further expansion of the Hengdali facility that had been previously planned, which would have increased production capacity by an additional 14 million square meters of ceramic tiles annually given current business conditions.

The Company’s Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles, having undergone a facility expansion and other capital improvements in fiscal 2010 and fiscal 2011. China Ceramics is currently utilizing the full productive capacity at its Hengda facility. The Company’s Hengdali facility underwent Phase II of its expansion program in 2011 and which increased its annual production capacity of ceramic tiles from 10 million square meters to 30 million square meters. However, consistent with our previously stated plan to only bring online additional capacity at the facility as determined by market demand, the Company is currently only utilizing plant facilities at Hengdali capable of producing 14 million square meters of ceramic tiles annually. In total, the Company is utilizing annual production capacity of 56 million square meters out of a potential annual productive capacity of 72 million square meters of ceramic tiles.

Contractual Obligations

Our contractual obligations consist mainly of short-term and long-term debt obligations and operating lease obligations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2012:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations (1)	35,904	35,904	-	-	-
Long-term debt obligations (1)	73,518	4,516	69,002	-	-
Operating lease obligations (2)	34,964	11,560	23,404	-	-

Total	144,386	51,980	92,406	-	-

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(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of June 30, 2012.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostels from non-related parties under non-cancellable operating lease arrangements.

The following table sets forth further details regarding our loans outstanding as of June 30, 2012:

Short-term debt obligations	Amount of loan	Interest rates (p.a)
Agricultural Bank of China	RMB 35.0 million	7.4175%-7.5440%

Long-term debt obligations:	Amount of loans	Interest rates (p.a)
Agricultural Bank of China	RMB 10.0 million	7.4175%
China Citic Bank	RMB 50.0 million	7.3150%-7.6475%

The term of the long-term debt obligations is one to three years.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Fair Value of Share Option

We recognized compensation expense relating to share-based payments in net profit using a fair-value measurement method. The fair value of share option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

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Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plant and equipment. Therefore, future depreciation charges could be revised.

Income Tax

We recognize liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of non-financial assets

We make the impairment testing on our property, plant and equipment, land use rights and goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Impairment of trade receivables

We assess the collectability of trade receivables, which estimate is based on the credit history of our customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

Net realizable value of inventories

Net realization value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

Critical judgments in applying the entity’s accounting policies

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management believes this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for China Ceramics’ acquisition of Success Winner, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Foreign Currency Fluctuations

We currently do not have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we may be subject to foreign currency fluctuations in the future.

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Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10% - 20%
Motor vehicles	10%
Office equipment	10% - 20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

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Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Financial assets

Our accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of our financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, we become a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognized based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

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Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to our attention about one or more of the following loss events:

•	Significant financial difficulty of the debtor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured and recognized as follows:

(i) Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When we are satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Financial liabilities

Our financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

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Financial liabilities are recognized when we become a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with our accounting policy for borrowing costs.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 5, 2012

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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